ULTRAPETROL (BAHAMAS) LIMITED WAIVES CONSENT PAYMENT DATE
          UNDER ITS TENDER OFFER AND CONSENT SOLICITATION WITH RESPECT
           TO ITS 10 1/2 FIRST PREFERRED SHIP MORTGAGE NOTES DUE 2008

      Nassau, Bahamas, November 12, 2004 - Ultrapetrol (Bahamas) Limited ("Ultrapetrol" or the "Company"), announced today that in connection with its cash tender offer and consent solicitation for any and all of the outstanding principal amount of its 10 1/2% First Preferred Ship Mortgage Notes Due 2008 (the "Notes") (CUSIP No. 90389Q AB 0 and ISIN No. US90389QAB05), it has agreed to waive the condition that noteholders must have provided their consents prior to 5:00 p.m., New York City time, on November 8, 2004 in order to receive the Consent Payment (as defined below). Instead, all noteholders who provide consents prior to the Expiration Date (as defined below) will receive the Consent Payment (as defined below).

      Based on information received from the depositary regarding the tender offer and consent solicitation, the Company has already received consents from approximately 90% of holders of the Notes. These consents are sufficient to effect the proposed amendments to the indenture governing the Notes, as described in the Company's Offer to Purchase and Consent Solicitation Statement and related Consent and Letter of Transmittal dated October 26, 2004 (collectively, the "Tender Offer Documents"), pursuant to which the tender offer and the consent solicitation are being made.

      The tender offer is scheduled to expire at 11:59 p.m., New York City time, on November 23, 2004, unless extended or earlier terminated (the "Expiration Date"). Under the terms of the existing Tender Offer Documents, noteholders who provided consents to the proposed amendments will receive a consent payment of $30.00 per $1,000 principal amount of Notes (the "Consent Payment") tendered and accepted for purchase pursuant to the offer if they provided their consents prior to 5:00 p.m., New York City time, on November 8, 2004 (the "Original Consent Date"), unless such date was extended. The Company has now agreed to waive this condition that consents be received prior to 5:00 p.m., New York City time, on the Original Consent Date. Instead, all noteholders who provide consents prior to 11:59 p.m., New York City time, on the Expiration Date will receive the Consent Payment.

      Therefore, all noteholders who validly tender their Notes on or prior to 11:59 p.m., New York City time, on the Expiration Date will receive an amount, paid in cash, equal to $1,037.50 per $1,000 principal amount of the Notes validly tendered, not withdrawn, and accepted for payment. Noteholders who properly tender also will be paid accrued and unpaid interest, if any, up to, but not including, the payment date. The payment date is expected to be November 24, 2004.

      Ultrapetrol intends to fund the tender offer and Consent Payments with a portion of the proceeds from a new offering of First Preferred Ship Mortgage Notes due 2014 in an aggregate principal amount of up to $180 million. The Company's obligations to accept for purchase and to pay for Notes in the tender offer is conditioned on, among other things, satisfaction or waiver of the conditions to the consummation of this new offering.

      Ultrapetrol has retained Credit Suisse First Boston LLC to serve as the Dealer Manager and Solicitation Agent for the tender offer and the consent solicitation. Requests for documents and questions regarding the tender and consent solicitation may be directed to Credit Suisse First Boston LLC at (800) 820-1653 (US toll-free) or +1 (212) 325-3175.

      About Ultrapetrol
      -----------------

      Ultrapetrol is a diversified ocean and river transportation company involved in the carriage of dry and liquid bulk cargoes. In its "Ocean Business," it owns and operates oceangoing vessels that transport petroleum products and dry cargo around the world. In its "River Business," it owns and operates river barges and push boats in the greater Hidrovia region of South America, a fertile agricultural region of navigable waters on the Parana and Paraguay Rivers, which flow through Brazil, Bolivia, Uruguay, Paraguay and Argentina. The Company's registered office is located at H & J Corporate Services Ltd., Shirlaw House, 87 Shirley Street, P.O. Box SS-19084, Nassau, Bahamas.

                                    # # #

This announcement is not an offer to purchase, a solicitation of an offer to purchase or a solicitation of consent with respect to the 10 1/2 First Preferred Ship Mortgage Notes of Ultrapetrol. The tender offer and consent solicitation is being made solely by the Offer to Purchase and Consent Solicitation Statement dated October 26, 2004.

The information contained in this news release, other than historical information, consists of forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may involve risks and uncertainties that could cause actual results to differ materially from those described in such statements. Although Ultrapetrol believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct.



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